UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at December 3, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: December 3, 2007

Print the name and title of the signing officer under his signature.

  Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ANNOUNCES SIGNING OF BRIDGE FACILITY LOAN AGREEMENT

December 3, 2007, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. ("Farallon" or "the Company") (TSX:FAN; OTCBB: FRLLF), is pleased to announce that the Company and UK-based N M Rothschild & Sons Limited ("Rothschild") have signed a US$20 million Bridge Facility Loan Agreement that would be used for further pre-development of the high grade G-9 deposit at the Company's Campo Morado Project polymetallic (zinc, copper, gold, silver, lead) project in Guerrero State, Mexico.

This finalises the first portion of the Rothschild financing package previously announced in March this year (News Release dated March 21, 2007), which comprises this initial US$20 million Bridge Facility, together with the arrangement of a US$70 million Refinance and Development Facility ("RDF"). The Bridge Facility will be used to finance a portion of the cost to acquire mining and processing equipment. The RDF will be used to refinance the Bridge Facility, and to finance the remaining construction activities for the mine and processing facilities of the Project.

Rothschild and Paradigm Capital Inc. will each provide half of the US$20 million Bridge Facility. In addition, Rothschild has been appointed to arrange in early 2008 a consortium of lenders to participate in the US$70 million RDF.

President and CEO Dick Whittington stated, "We are extremely pleased to establish this very important banking relationship with Rothschild, which is a leading bank in the mining business. The signing of this initial Bridge Facility agreement represents a key development for the Company in providing initial equipment financing for the mine and mill. The term facility will then provide the necessary funding to allow completion of building the mine at G-9, targeted for July 2008."

Farallon is advancing the exploration and pre-development activities for the G-9 deposit at its Campo Morado Property in Guerrero State, Mexico. For further details, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address completion of financings, filing or clearance of prospectus or other offering documents future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.